Dynacq Healthcare, Inc.

10304 Interstate 10 East, Suite 369

Houston, Texas 77029

Tel: (713) 378-2000. Fax: (713) 378-3155

June 7, 2007

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

Mr. Todd Sherman

Staff Accountant

Mr. Don Abbott

Senior Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Dynacq Healthcare, Inc.

Form 10-K for Fiscal Year Ended August 31, 2006

Filed November 21, 2006

File No. 000-21574

Dear Sirs:

We refer to the recent discussions we have had with Mr. Todd Sherman. As requested, we are responding based on these discussions with Mr. Sherman regarding the filing listed above by Dynacq Healthcare, Inc. (the “Company”).

1.	As stated in our response of March 30, 2007 for comment number three, the Company has a history of ultimately collecting approximately 55% to 60% of its billed charges on workers’ compensation cases. The Company initially receives on average 30 to 35% of gross billed charges either upon filing the insurance claim, or after filing a request for reconsideration to the insurance company. We apply these payments to the gross accounts receivable, but do not adjust the balance of the account. The Company expects to collect an additional 28% of the remaining MDR balance.

2.	The Company’s bad debt expenses are not material, and accordingly no charge offs have been made against the allowance for uncollectible accounts. For the quarter ended May 31, 2007 and beyond, the Company will combine the “allowance for uncollectible accounts” with the “contractual allowance” on the balance sheet. On the income statement, the Company will periodically assess the need for bad debt expense. If the amount is not material, it will be combined with “other operating expenses” and not shown as a separate line item on the income statement.

Please do not hesitate to contact me at (713) 378-2000 with any questions or if we may provide you with any additional information. Thank you for your assistance.

Sincerely,

/s/ Philip Chan
Philip Chan
Chief Financial Officer

cc:	Killman, Murrell & Company P.C.

1931 E. 37th Street, Suite 7

Odessa, Texas 79762

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